

January 6, 2014

<u>Via E-mail</u>
George Gemayel
President
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707

>   **Re: Greenkraft, Inc. (formerly known as Sunrise Global, Inc.)**
>   **Form 8-K**
>   **Filed December 10, 2013**
>   **File No. 000-53047**

Dear Mr. Gemayel:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Acquisition of Greenkraft, Inc., page 2

1. Please revise to discuss in greater detail the terms and conditions of the Purchase Agreement. Please also revise to clearly identify the parties to the agreement and to disclose whether any material relationship existed between Sunrise Global, Inc. and any of your directors and officers and any of the other parties to the agreement. In this regard, we note that prior to the acquisition as disclosed in the Accounting Treatment section on page 3 that Greenkraft owned a majority share of Sunrise Global, Inc. We also note that Mr. Gemayel was appointed as an officer and director of Sunrise Global, Inc. in May of 2013. Refer to Item 1.01(a) of Form 8-K. Please also revise Item 2.01 of this report. Refer to Item 2.01(c) of Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. We note your disclosure in the first paragraph and the first bullet point thereunder that Sunrise Global, Inc. acquired 100% of Greenkraft's issued and outstanding equity in exchange for 41,500,000 shares of Sunrise Global, Inc.'s common stock. Please revise to disclose the aggregate value of the shares that were exchanged and discuss how this aggregate value was determined. Refer to Item 2.01(d) of Form 8-K.

The Business of Greenkraft, page 4

Greenkraft's Principal Products and Services, page 4

3. Please revise this section to discuss each product and service in greater detail. Please include enough detail so that investors can understand the nature and scope of your products and services. In this regard, please discuss your role in truck assembly and conversion versus the role of third parties. It appears from your risk factor disclosure on page 10 that you simultaneously design, test, manufacture, adapt and sell alternative fuel commercial trucks. To the extent your strategic partners perform all truck assembly and conversion, please prominently disclose that fact here. As applicable, please also revise your risk factor on page 10.

4. Based on your disclosure, it appears that you obtain most components for your alternative fuel trucks from various suppliers. However, it appears that you may provide the fuel systems. Please revise to clarify if any components of your alternative fuel trucks are manufactured in house.

Suppliers, page 6

5. To the extent material, please file any agreements governing these supply relationships as exhibits in your next filing or tell us why they are not material to you or why you are not substantially dependent upon them.

Strategic Partnerships, page 7

6. Please advise, with a view towards revised disclosure, if you have any written agreements with CEE, LLC or G&K Automotive Conversion Inc. which govern these strategic relationships. To the extent any agreements exist, please file a copy of any such agreement as an exhibit in your next filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

7. We note your disclosure that CEE, LLC has provided you with their employees at no cost for your truck assembly and conversion. We also note that you only have two employees and that Mr. Gemayel is the managing member of CEE, LLC. As a result, it appears that all labor is outsourced to CEE, LLC. Please advise, with a view toward revised

disclosure, regarding the role CEE, LLC plays in the provision of your products and services.

Sales Distribution Strategy, page 7

8. Please file the distribution agreements with Don Kahan Motors, Inc. and A.R. Natural Fueling Systems, as exhibits to your next filing or tell us why they are not material to you or why you are not substantially dependent upon them.

Item 1A. Risk Factors, page 10

9. We note that a number of risk factors appear overly generic and could apply to any business. We also note that certain risk factors include references which do not appear applicable to your business. For example and without limitation, refer to:

- the first risk factor on page 12 and the reference to "[your] electric cars;"
- the first risk factor on page 13 and the reference to "Westport;" and
- the second risk factor on page 15 and the reference to "performance electric vehicles."

These references do not appear applicable to your business. Please revise your risk factors so that they are narrowly tailored towards your business. Please note that we may have additional comments upon the revision of this section.

10. Please revise to include a risk factor discussing and quantifying the costs of being a public company.

11. Please revise to include a risk factor discussing that your executive officers have limited experience in managing a public company.

12. We note that certain of your executive officers appear to have other business activities in which they are concurrently engaged. Please revise to include a risk factor discussing the fact that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

13. We note that entities related to Mr. Gemayel have provided you (i) with their employees at no cost for your truck assembly and conversion, (ii) with loans to purchase inventory, and (iii) with a corporate headquarters at no cost. Please revise to include a risk factor discussing any risks related to your dependence on Mr. Gemayel and his related entities with respect to obtaining the labor, financing and properties necessary to operate your business.

14. We note your disclosure in the Liquidity and Capital Resources section on page 21 that, as of September 30, 2013, you owed Mr. Gemayel and his related entities $1,941,916 and

that such amounts are due on demand. Please revise to include a risk factor discussing these related party loans and any associated risks. Please also file any agreements governing these related party loans as exhibits in your next filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

15. We note Exhibit 10.6 and the disclosure on page 22 that your credit facility with Pacific Premier Bank matured on December 10, 2013. With a view towards revised disclosure, please advise regarding the status of this credit facility and include a risk factor discussing any attendant risks. As applicable, please file the amended credit facility with Pacific Premier Bank.

16. We note your disclosure on page 7 that you currently have distribution agreements for sales in Missouri, Kansas, Illinois and Pennsylvania. Please include a risk factor discussing any risks related to your current geographic concentration.

We may need or want to raise additional funds, page 11

17. Please revise this risk factor to quantify the estimated amount of capital to implement your business plan over the next 12 months.

Management's Discussion and Analysis of Financial Condition, page 19

Liquidity and Capital Resources, page 21

18. We note from your disclosure here that Mr. Gemayel has historically used his personal and related party liquidity to fund your operations. Please revise the disclosure here to state whether or not you have any written or oral agreements for such funding in the future.

19. As a related matter, we note that, for the past two years, Greenkraft has operated with negative working capital. Please revise the disclosure regarding negative working capital to add a discussion of this position as a known trend. This discussion should include how this negative working capital position compares to similar businesses and entities at a similar stage in their development. Refer to the guidance in Item 303(A)(1) of Regulation S-K.

Future Liquidity and Needs, page 22

20. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. Please also revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital.

21. Your discussion of the Kodiak agreement indicates that you may be unable to raise any capital from Kodiak due to certain conditions of the agreement. Please add disclosure to

address the consequences to your operations should financing not be attained either from Kodiak or other sources.

Exhibit 10.1

22. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version does not include all referenced schedules.

Exhibit 10.3

23. Please refile to include a complete copy. In this regard, we note that the filed version does not include a conformed signature for Pacific Premier Bank. Please also refile Exhibit 10.6 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Greg Carney, Esq.